

Mail Stop 3720

August 27, 2008

Mr. Boosik Kim
Chief Executive Officer and Chief Financial Officer
Standard Mobile, Inc.
16870 Valley View Avenue
La Mirada, CA 90638

Re: **Standard Mobile, Inc.**
Form 10-KSB for the Fiscal Year Ended December 31, 2007, as amended
File No. 0-51879

Dear Mr. Kim:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                                                Sincerely,

                                                                Kyle Moffatt
                                                                Accountant Branch Chief